SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1 TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                               HANDY & HARMAN
                         (Name of Subject Company)

                               HANDY & HARMAN
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 410306104
                   (CUSIP Number of Class of Securities)

                            Paul E. Dixon, Esq.
                       Senior Vice President, General
                           Counsel and Secretary
                               Handy & Harman
                              250 Park Avenue
                          New York, New York 10177
                               (212) 661-2400
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000





        This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1998 (as amended, the "Schedule 14D-9") by Handy & Harman, a New York corporation (the "Company"), relating to the tender offer (the "Offer") by HN Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("WHX"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated as of March 6, 1998, as amended (the "Schedule 14D-1"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company (including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as amended, the "Rights Agreement")), at a price of $35.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 3.   Identity and Background.

        Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled "Arrangements with WHX, the Purchaser or their Affiliates":

        Amendment to Merger Agreement

               On March 26, 1998, WHX, the Purchaser and the Company amended the Merger Agreement to provide, among other things, that payments required to be made to holders of Options in consideration of the cancellation of such Options pursuant to the Merger Agreement will be made immediately prior to the acceptance of Shares for payment pursuant to the Offer, rather than at the effective time of the Merger. A copy of Amendment No. 1 to the Merger Agreement is filed as Exhibit 42 hereto and is incorporated herein by reference.

        Item 3(b) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of the section entitled "Arrangements with Executive Officers, Directors or Affiliates of the Company - Employment/Change in Control Agreements":

               WHX and the Purchaser have advised the Company, and have amended the Schedule 14D-1 to state, that payments under certain employee and severance agreements with employees of the Company are required to be made at the consummation of the Offer.

Item 6.  Recent Transactions and Intent With Respect to Securities.

        Item 6(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

               On March 26, 1998, the following directors of the Company acquired Shares upon the exercise of Options granted pursuant to the Handy & Harman Outside Director Stock Option Plan: Clarence A. Abramson (3,816 Shares); Robert E. Cornelia (1,026 Shares), Gerald
        G. Garbacz (343 Shares), Gouverneur M. Nichols (1,026 Shares), Hercules P. Sotos (3,068 Shares) and Elliot J. Sussman (1,725 Shares). Each option was exercised for an exercise price of $1.00 per Share.

Item 9.  Material to Be Filed as Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

        Exhibit
           No.        Description

           42. Amendment No. 1, dated as of March 26, 1998, to the Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX Corporation, HN Acquisition Corp. and the Company.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 1998

                               HANDY & HARMAN



                               By:   /s/ Paul E. Dixon
                                    _______________________
                                    Paul E. Dixon
                                    Senior Vice President,
                                    General Counsel and Secretary



                               EXHIBIT INDEX


Exhibit
   No.                                      Description

   42. Amendment No. 1, dated as of March 26, 1998, to the Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX Corporation, HN Acquisition Corp. and the Company.